UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 5)*


                    Under the Securities Exchange Act of 1934



                                BLOCKBUSTER INC.
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                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    093679108
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                                 (CUSIP Number)


                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  093679108
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(1)   Name of Reporting Person:

                        Prentice Capital Management, LP
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)

         (a) [ ]               (b) [X]
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially
   Owned by Each Reporting
   Person With            (5) Sole Voting Power:                  0
                              --------------------------------------------------
                          (6) Shared Voting Power:       11,820,683 (See Item 4)
                              --------------------------------------------------
                          (7) Sole Dispositive Power:             0
                              --------------------------------------------------
                          (8) Shared Dispositive Power:  11,820,683 (See Item 4)
                              --------------------------------------------------
--------------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                11,820,683 (See Item 4)
--------------------------------------------------------------------------------

(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):   [ ]
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(11)  Percent of Class Represented by Amount in Row (9):   9.68% (See Item 4)
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(12)  Type of Reporting Person (See Instructions):  PN
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

CUSIP NO.  093679108
--------------------------------------------------------------------------------

(1)   Name of Reporting Person:

                        Michael Zimmerman
--------------------------------------------------------------------------------

(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)

         (a) [ ]               (b) [X]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------

Number of Shares Beneficially
   Owned by Each Reporting
   Person With            (5) Sole Voting Power:                  0
                              --------------------------------------------------
                          (6) Shared Voting Power:       12,166,983 (See Item 4)
                              --------------------------------------------------
                          (7) Sole Dispositive Power:             0
                              --------------------------------------------------
                          (8) Shared Dispositive Power:  12,166,983 (See Item 4)
                              --------------------------------------------------
--------------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                12,166,983 (See Item 4)
--------------------------------------------------------------------------------

(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):   [ ]
--------------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount in Row (9):   9.96% (See Item 4)
--------------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

Item 1(a)  Name Of Issuer:   BLOCKBUSTER INC. (the "Company")

Item 1(b)  Address of Issuer's Principal Executive Offices:
           1201 Elm Street
           Dallas, TX  75270


Item 2(a)  Name of Person Filing:

           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"), with respect to the Class A Common Stock, par value $0.01 per share of the Company (the "Shares"), reported in this Schedule 13G Amendment held by certain investment funds and managed accounts.

          (ii) Michael Zimmerman, who is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain investment funds, with respect to the Shares reported in this Schedule 13G Amendment held by certain investment funds and managed accounts.

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:

           The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

Item 2(c)  Citizenship:

           Prentice Capital Management, LP is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

Item 2(d)  Title of Class of Securities:

           Class A common stock, par value $0.01 per share

Item 2(e)  CUSIP Number:  093679108


Item 3.    Not Applicable

Item 4.    Ownership:

          Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G/A. Michael Zimmerman is the Managing Member of
          (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13G/A. In addition, Mr. Zimmerman has voting and dispositive authority over 19,000 Shares held by the Michael Zimmerman & Holly Zimmerman Family Foundation, Inc., 304,500 Shares held by Mrs. Zimmerman and 22,800 Shares held by his children and, as such, he may be deemed to be the beneficial owner of these Shares included within this Schedule 13G/A. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Schedule 13G/A.

          The percentages used herein are calculated based on the 122,113,087 Shares issued and outstanding as of November 6, 2009, as reported in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended October 4, 2009.

          A. Prentice Capital Management

               (a) Amount beneficially owned:                         11,820,683

               (b) Percent of class:                                       9.68%

               (c) Number of shares as to which such person has:

                    i. Sole power to vote or to direct the vote:               0

                    ii. Shared power to vote or to direct the vote:   11,820,683

                    iii. Sole power to dispose or to direct the
                         disposition:                                          0

                    iv.  Shared power to dispose or to direct the
                         disposition:                                 11,820,683

          B. Michael Zimmerman

               (a) Amount beneficially owned:                         12,166,983

               (b) Percent of class:                                       9.96%

               (c) Number of shares as to which such person has:

                    i. Sole power to vote or to direct the vote:               0

                    ii. Shared power to vote or to direct the vote:   12,166,983

                    iii. Sole power to dispose or to direct the
                         disposition:                                          0

                    iv.  Shared power to dispose or to direct the
                         disposition:                                 12,166,983


Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.


Item 7.   Identification and  Classification  of Subsidiary  Which  Acquired the
          Securities:

          Not applicable.


Item 8.   Identification and Classification of Members of the Group:

          Not applicable.


Item 9.   Notice of Dissolution of Group:

          Not applicable.


Item 10.  Certification:


          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                  February 12, 2010


                                  PRENTICE CAPITAL MANAGEMENT, LP

                                  By: /s/ Michael Zimmerman
                                      ------------------------------------------
                                      Michael Zimmerman, Chief Executive Officer


                                      /s/ Michael Zimmerman
                                      ------------------------------------------
                                      MICHAEL ZIMMERMAN



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)